LETTERHEAD LOIS/USA


FOR IMMEDIATE RELEASE               CONTACT:   Robert Stewart
                                               Lois/USA Inc.
                                               212-373-4752

                FORMER SHAREHOLDERS TO BUY BACK FOGARTY & KLEIN
NEW YORK, NEW YORK, October 21, 1999 - On October 19, 1999, Lois/USA Inc. entered into a stock purchase agreement with five of the former shareholders of its subsidiary Fogarty & Klein Inc. to sell back to them the Houston based advertising agency. On October 20, 1999, Lois/USA Inc. filed a voluntary petition in the United States Bankruptcy Court, Southern District of New York under Chapter 11 of the United States Bankruptcy Code. Consummation of the sale is subject to any higher and better offer made for Fogarty & Klein and the approval of the Bankruptcy Court and to certain other conditions. The purchase price is approximately $18,775 million, consisting of release of indebtedness and payment of senior secured debt.

Effective October 15, 1999 the operations of Lois Subsidiaries in Chicago and New York were suspended.

Stock Market:      Over the Counter Market
Symbol:            LSUS